EXHIBIT 99

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) discusses the Company's performance for 2001 and compares it to previous years. This MD&A is an integral part of the Annual Report and should be read in conjunction with all other sections.

2001 Compared to 2000

   Net Sales

     Net sales increased by $285.1 million or 35.8% to $1080.9 million, compared to $795.7 million in the previous year. The majority of this increase was due to growth in the Consumer Products business.

     Consumer Products were up 43.2% primarily due to the addition of the Xtra Laundry Detergent and Nice'N Fluffy Fabric Softener brands as part of the USA Detergents acquisition earlier in 2001, and the addition of the Arrid Anti-Perspirant and Lambert Kay Pet Care businesses as part of the Carter-Wallace acquisition in the fourth quarter. Excluding these acquisitions, sales of existing consumer products were about 3% above last year, with higher sales of deodorizing and laundry products more than offsetting lower oral care and cleaning products sales.

     Specialty Products increased 6.9% reflecting higher sales of animal nutrition products and the higher sales of QGN, the Company's 85% owned Brazilian subsidiary.

   Operating Costs

     The Company's gross margin decreased to 37.1% from 43.4% in the prior year. The acquisition of the lower margin USA Detergents brands has affected the Company's overall margin structure and accounts for most of the more than six point reduction in gross margin since last year. However, these brands, which are sold on an "everyday low price" basis, require lower marketing and sales support, which largely offsets the effect of the lower gross margin. To a lesser extent, gross margin was also adversely impacted by lower personal care brand sales, higher off-invoice allowances and start-up costs associated with new brands.

     Advertising, consumer and trade promotion expenses increased $17.3 million to $196.0 million. This increase is mainly due to the addition of the brands acquired from USA Detergents and Carter-Wallace mentioned earlier in this report.

     Selling, general and administrative expenses increased $19.1 million. Major factors contributing to this increase included higher personnel costs, which included a $3.5 million increase in the deferred compensation expense, from a $1.0 million gain in 2000 to a $2.5 million charge in 2001, as well as the ongoing and transitional costs resulting from the aforementioned acquisitions. Other factors contributing to this increase included goodwill and intangible amortization costs related to the USA Detergents acquisition, and a higher bad debt reserve.

     During the third quarter of 2000, as a step in implementing the ARMUS joint venture, the Company announced that it would close its Syracuse plant in early 2001, and recorded a pre-tax charge of $21.9 million. In 2001, the Company recorded a $.7 million recovery of expected costs from the plant closure.

   Other Income and Expenses

     The decrease in equity in earnings of affiliates is due mostly to the inclusion of a $10 million net loss in the fourth quarter from the Company's new affiliate, Armkel LLC.

     On September 28, the Company completed the acquisition of the consumer products business of Carter-Wallace in a partnership with the private equity group, Kelso & Company. As part of this transaction, The Company purchased outright the Arrid Anti-Perspirant business in the United States and Canada and the Lambert Kay pet care business. Armkel LLC, a 50/50 joint venture with Kelso, purchased the remainder of Carter-Wallace's domestic and international consumer products business, including Trojan condoms, Nair depilatories and First Response pregnancy kits. Armkel reported fourth quarter sales of $95.4 million and a net loss of $15.6 million. The major reason for this loss was an accounting charge related to a step-up in the value of opening inventories in accordance with purchase accounting principles. As these inventories are sold, the step-up is charged to current operations. The total step-up was approximately $23.3 million, of which $13.7 million was charged in the fourth quarter and the balance will be charged in 2002. Other factors contributing to the loss included integration costs, and a build-up in trade inventories immediately prior to the acquisition, which shifted sales and profit from the fourth quarter to the predecessor company.

      Under the partnership agreement with Kelso, the Company is allocated 50% of all losses up to $10 million, and 100% of such losses above that level. As a result, the Company recorded a loss of $10 million on its investment in Armkel.

     This Armkel loss was partially offset by equity in earnings of affiliates from the Armand Products Company, and by an increase in profitability from the ArmaKleen Company. The ArmaKleen Company is a 50/50 joint venture with the Safety-Kleen Company, the latter of which filed for chapter 11 during the second quarter of 2000. This caused the ArmaKleen Company to record a $1.4 million charge, half of which resulted in a reduction in our profitability during 2000. Should the Safety-Kleen Company be unable to emerge from Chapter 11, the results of operations and financial position of the ArmaKleen Company would be adversely affected.

     Investment income was relatively unchanged from the prior year.

     Interest expense increased approximately $6.7 million as a result of the debt incurred to finance the USA Detergents acquisition at the end of May, and the Carter-Wallace acquisition at the end of September.

     Minority interest expense is primarily the 35% of the earnings generated by the ARMUS joint venture through the month of May that accrued to USA Detergents.

   Taxation

     The effective tax rate for 2001 was 36.4%, compared to 35.3% in the previous year. The higher effective rate in 2001 is primarily due to the impact of a relatively lower level of tax depletion deductions and other tax credits on higher pre-tax income.

   Net Income and Earnings Per Share

     The Company's net income for 2001 was $47.0 million, equivalent to diluted earnings of $1.15 per share, compared to $33.6 million or $.84 per share in 2000.

2000 Compared to 1999

   Net Sales

     Net sales increased by $55.5 million or 7.5% to $795.7 million, compared to $740.2 million in the previous year. The majority of this increase was due to growth in the Consumer Products business.

     These net sales had been impacted by the Company adopting EITF 00-10, "Accounting for Shipping and Handling Fees and Costs" which resulted in an increase in net sales and cost of sales for the full year 2000 and 1999 of $9.9 million and $10.1 million, respectively. The EITF, however, did not affect net income for either period.

     Consumer Products were up 8.0% led by the addition of the CLEAN SHOWER and SCRUB FREE brands acquired in late 1999, and strong growth in cat litters and liquid laundry detergent. These sales gains were partially offset by lower deodorant and gum sales. The prior year's results reflected a 4.8% increase from strong growth in ARM & HAMMER SUPER SCOOP Cat litter, increased sales for the first full year of ARM & HAMMER ADVANCE WHITE toothpaste, partially offset by lower sales of ARM & HAMMER DENTAL CARE Gum.

     Specialty Products were up 5.5% due largely to the first full year consolidation of QGN, the Company's majority owned Brazilian subsidiary. Last year's sales increased 15.7% due to the partial year consolidation of QGN and strong sales of animal nutrition products that were partially offset by the de-consolidation of the Specialty Cleaners business, which is accounted for on the equity method in 1999 following the formation of the ArmaKleen Company as a 50% owned affiliate.

   Operating Costs

     The Company's gross margin decreased to 43.4% from 44.0% in the prior year. Major favorable factors included cost efficiencies obtained through the consolidation of personal care product manufacturing following the Greenville plant shutdown in 1999; the elimination of co-packers to meet higher than expected order requirements in 1999; and more direct plant shipments which reduced overall distribution costs. This favorable margin improvement, however, was more than offset by approximately $ 2 million of additional depreciation and inventory and equipment relocation costs associated with the Syracuse plant shutdown following the announcement of the formation of the ARMUS joint venture with USA Detergents; higher raw and packaging materials for consumer products; and, a less favorable product mix.

     Advertising, consumer and trade promotion expenses increased $2.5 million to $178.6 million. Higher advertising of deodorizing products, particularly for cat litter, together with higher trade promotion expenses associated with the bathroom cleaners acquired late in 1999, were partially offset by lower consumer promotion expenses.

     Selling, general and administrative expenses increased $5.7 million. Major factors contributing to this increase included higher personnel and outside service costs in support of new business initiatives, the latter of which primarily involved higher information systems work in preparation for electronic commerce capabilities; the full year amortization of intangibles relating to the bathroom cleaners acquisitions, and the full year inclusion of the Brazilian subsidiary. These increases were partially offset by lower selling expenses as the Company combined its sales force with USA Detergents as a first step in making ARMUS operational, supported by a single national broker organization, and a lower deferred compensation liability.

     During the third quarter of 2000, as a step in implementing the ARMUS joint venture, the Company announced that it would close its Syracuse plant in early 2001, and record a pre-tax charge of $21.9 million.

   Other Income and Expenses

     The decrease in equity in earnings of affiliates was due to lower competitive pricing on higher unit volume of Armand Products which combined with higher costs, resulted in a $2 million reduction in our profitability. The remaining decrease was mostly attributable to the ArmaKleen Company, a 50/50 joint venture with the Safety-Kleen Company, which filed for chapter 11 during the second quarter of 2000. This caused the ArmaKleen Company to record a $1.4 million charge, half of which resulted in a reduction in our profitability. Should the Safety-Kleen Company be unable to emerge from Chapter 11, the results of operations and financial position of the ArmaKleen Company would be adversely affected.

     Investment income increased mostly due to the receipt of interest on an outstanding note receivable, which was collected mid-year.

     Although the Company substantially reduced its outstanding debt position during the year, following the bathroom cleaners acquisition in late 1999, higher average outstanding debt coupled with higher interest rates in 2000 resulted in an increase in interest expense.

   Taxation

     The effective tax rate for 2000 was 35.3%, compared to 37.2% in the previous year. The lower effective rate in 2000 was primarily due to a lower effective state rate and lower taxes related to foreign activity.

   Net Income and Earnings Per Share

     The Company's net income for 2000 was $33.6 million, equivalent to diluted earnings of $.84 per share, compared to $45.4 million or $1.11 per share in 1999.

Liquidity and Capital Resources

     The Company had outstanding long-term debt of $406.6 million, and cash less short-term debt of $40.9 million, for a net debt position of $365.7 million at December 31, 2001. This compares to $9.4 million at December 31, 2000.

     The Company financed its investment in Armkel, the acquisition of USA Detergents and the Anti-perspirant and Pet Care businesses from Carter-Wallace with a $510 million credit facility consisting of $410 million in 5 and 6 year term loans, all of which were drawn at closing and a $100 million revolving credit facility which remains fully un-drawn. The term loans pay interest at 200 and 250 basis points over LIBOR, depending on the ratio of EBITDA to total debt. Financial covenants include a leverage ratio and an interest coverage ratio, which if not met, could result in an event of default and trigger the early termination of the credit facility, if not remedied within a certain period of time. EBITDA, as defined by the Company's loan agreement, which includes an add-back of certain acquisition related costs, was approximately $129 million. The leverage ratio, per the loan agreement, therefore, was 3.2 versus the agreement's maximum 4.0, and the interest coverage ratio was 5.0 versus the agreement's minimum of 4.0.

     In 2001, operating cash flow was $41.6 million. Major factors contributing to the cash flow from operating activities included higher operating earnings before non-cash charges for depreciation and amortization, and the aforementioned impact from the loss in earnings of affiliates. Operating cash flow was used to meet an increase in working capital needs to support the higher sales stemming from the two acquisitions during the year, and to fund the related transitional activities. Operating cash together with net proceeds from long-term borrowings, were used to consummate the two acquisitions made in the year, and to finance the Company's investment in Armkel. To a lesser extent available cash was used to finance additions to property, plant and equipment, to make investments in notes receivable, and to pay cash dividends.

     Commitments as of December 31, 2001. The table below summarizes the Company's material contractual obligations and commitments as of December 31, 2001.

                                                                             Payments Due By Period
                                                                             ----------------------
                                                                             (Thousands of dollars)
                                                        ----------------------------------------------------------------

                                                                                       2003 to       2006 to       After
                                                            Total         2002          2005          2007         2007
                                                            ----          ----          ----          ----         ----
Principal payments on borrowings:
--------------------------------
     Long-term debt
         Syndicated Financing Loans...............      $ 410,000      $   7,675     $  83,550    $ 318,775    $      --
         Various Debt from Brazilian Banks........          3,384          3,220           164           --           --
         Industrial Revenue Bonds.................          4,760            685         2,055        1,370          650

Other commitments:
-----------------
     Operating Leases Obligations.................      $ 106,039      $  30,252     $  44,545    $   7,389    $  23,853
     Letters of Credit............................          2,583          2,583
     Guarantees...................................          1,828          1,828
     Surety/Performance bonds.....................          1,069          1,069
     Raw Materials................................          6,399          6,399
     Joint Venture Agreement......................        111,750             --            --           --      111,750
                                                        ---------      ---------     ---------    ---------    ---------
Total ............................................      $ 647,812      $  53,711     $ 130,314    $ 327,534    $ 136,253
                                                        =========      =========     =========    =========    =========

      The Company generally relies on operating cash flows supplemented by borrowings to meet its financing requirements. Our diverse product offerings, strong brand names and market positions have provided a stable base of cash flow. Our diverse product line is marketed through multiple distribution channels, reducing our dependence on any one category or type of customer. Similar to other basic consumer products, we believe that consumers purchase our products largely independent of economic cycles. However, the Company's ability to meet its financial obligations depends on successful financial and operating performance. The Company cannot guarantee that its business strategy will succeed or that it will achieve the anticipated financial results. The Company's financial and operational performance depends upon a number of factors, many of which are beyond its control. These factors include:

      o Competitive conditions in our segments of the consumer products industry;

      o Operating difficulties, operating costs or pricing pressures we may experience;

      o Passage of legislation or other regulatory developments that affects us adversely; and

      o     Delays in implementing any strategic projects we may have.

      The Company cannot give assurance that it will generate sufficient cash flow from operations or that it will be able to obtain sufficient funding to satisfy all its obligations, including those noted above. If the Company is unable to pay its obligations, it will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring indebtedness or raising additional equity capital. However, the Company cannot give assurance that any alternative strategies will be feasible or prove adequate.

      The Company has a total debt-to-capital ratio of approximately 60%. At December 31, 2001 the Company had $100 million of additional domestic borrowing capacity available through its revolving credit agreement. Capital expenditures in 2002 are expected to be moderately higher than the level of the prior year. Management believes that operating cash flow, coupled with the Company's access to credit markets, will be sufficient to meet the anticipated cash requirements for the coming year.

      In 2000, operating cash flow was an exceptionally strong $102.8 million. Major factors contributing to the cash flow from operating activities included higher operating earnings before non-cash charges for depreciation and amortization, and the non-cash write-off costs associated with the Syracuse plant shutdown. Operating cash flow was further enhanced by a reduction of working capital in a year where sales increased by 7.5%. Operating cash flow was used for financing activities to reduce outstanding debt, purchase approximately
1.2 million shares of treasury stock, and pay cash dividends. Operating cash flow was also used to invest in USA Detergents common stock, and to fund capital expenditures.

Armkel

      The Armkel venture was initially financed with $229 million in equity contributions, of which approximately $112 million was contributed by the Company, and an additional $445 million of debt.

     Armkel LLC had outstanding long-term debt of $440 million, and cash less short-term and related party debt of $37 million, for a net debt position of $403 million at year-end. In addition, Armkel had unused revolving credit bank lines of $85 million. Any debt on Armkel's balance sheet is without recourse to the Company.

     Under the terms of its joint venture agreement with Kelso, the Company has a call option to acquire Kelso's interest in Armkel in three to five years after the closing, at fair market value subject to a floor and a cap. If the Company does not exercise its call option, then Kelso may request the Company to purchase its interest. If the Company elects not to purchase Kelso's interest, then Kelso's and the Company's equity in the joint venture may be offered to a third party. If such a sale should occur, depending on the proceeds received, the Company may be required to make a payment to Kelso up to an amount of approximately $112 million. Kelso also may elect to have the Company purchase its interest for $112 million. This amount is not payable until the eighth year from the formation of the venture. Finally, Kelso may require the Company to purchase its interest upon a change in control as defined in the joint venture agreement. The venture's Board has equal representation from both the Company and Kelso.

                                   OTHER ITEMS

Market Risk

   Concentration of Risk

     As part of the USA Detergents merger agreement, the Company divested USA Detergents non-laundry business and other non-core assets to former USA Detergents executives under the new company name of USA Metro, Inc. ("USAM"), subsequently renamed USA Detergents.

     The Company has a concentration of risk with USAM at December 31, 2001 in the form of trade accounts receivable of $3.4 million, a 20% equity interest in USAM of $0.2 million and a note receivable for other assets of $2.0 million-payments start with the beginning of the third year. This note has a carrying value of approximately $1.4 million using an effective interest rate of 17%.

   Should USAM be unable to meet these obligations, the impact would have an adverse effect on the Company's Consolidated Statement of Income.

   Interest Rate Risk

      The Company's primary domestic borrowing facility is made up of a $ 510 million credit agreement of which $410 million was utilized as of December 31, 2001; and $100 million of a revolving credit agreement all of which was un-drawn at December 31, 2001. The weighted average interest rate on these borrowings at December 31, 2001, excluding deferred financing costs and commitment fees, was approximately 5.5% including hedges. The Company entered into interest rate swap agreements to reduce the impact in interest rates on this debt, as required by the credit agreement. The swap agreements are contracts to exchange floating rate for fixed interest rate payments periodically over the life of the agreements without the exchange of the underlying notional amounts. As of December 31, 2001, the Company entered into agreements for a notional amount of $200 million, swapping debt with a one- month and three- month LIBOR rate for a fixed rate that averages 6.4 %. As a result, the swap agreements eliminate the variability of interest expense for that portion of the Company's debt. A drop of 10% in interest rates would result in a $.9 million payment under the swap agreement in excess of what would have been paid based on the variable rate. Under these circumstances, this payment would be entirely offset by a nearly equal amount of reduced interest expense on the $210 million of variable debt not hedged. However, a 10% increase in interest rates would result in a $.9 million increase in interest expense on the debt not hedged.

     The Company's domestic operations and its Brazilian subsidiary have short and long term debts that are floating rate obligations. If the floating rate was to change by 10% from the December 31, 2001 level, annual interest expense associated with the floating rate debt would be immaterial.

   Foreign Currency

     The Company is subject to exposure from fluctuations in foreign currency exchange rates, primarily U.S. Dollar/British Pound, U.S. Dollar/Japanese Yen, U.S. Dollar/Canadian Dollar and U.S. Dollar/Brazilian Real.

     The Company, from time to time, enters into forward exchange contracts to hedge anticipated but not yet committed sales denominated in the Canadian dollar, the British pound and the Japanese Yen. The terms of these contracts are for periods of under 12 months. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash inflows from the sale of products to foreign customers will be adversely affected by changes in exchange rates. The Company did not have any forward exchange contracts outstanding at December 31, 2001, and the amount outstanding at

December 31, 2000 was immaterial. At December 31, 2000, the Company had an immaterial unrealized gain. Had there been a 10% change in the value of the underlying foreign currency at December 31, 2000, the effect on these contracts would still have been immaterial.

     The Company is also subject to translation exposure of the Company's foreign subsidiary's financial statements. A hypothetical 10% change in the exchange rates for the U.S. Dollar to the Canadian Dollar, the British Pound and the Brazilian Real from those at December 31,2001 and 2000, would result in an annual currency translation gain or loss of approximately $.4 million in 2001 and $.3 million in 2000.

   Related Party Transactions

     The Company believes that substantial synergies can be achieved by combining certain of its operations with those of Armkel, particularly in the areas of sales, manufacturing and distribution, and most service functions. Armkel will retain its core marketing, research & development, and financial planning capabilities, and will continue to manufacture condoms, but will purchase virtually all the support services it requires for it U.S. domestic business from the Company under a management services agreement, which has a term of five years with possible renewal. As a first step, the Company merged the two sales organizations during the fourth quarter of 2001. In early 2002, the Company plans to begin transferring production of antiperspirants and depilatories from the former Carter-Wallace plant at Cranbury, NJ, to the Company's plant at Lakewood, NJ, which is a more efficient producer of antiperspirants and other personal care products. This process will take six to nine months and should be completed in third quarter 2002. During early 2002, the Company will also integrate the planning and purchasing, accounting and management information systems, and other service functions.

     During 2001, the Company invoiced Armkel $2.1 million for administrative services, and purchased $8.4 million of deodorant anti-perspirant inventory produced by Armkel at its cost. Armkel invoiced the Company $1.4 million of transition administrative services. The Company has an open receivable from Armkel at December 31, 2001 of approximately $12.0 million that primarily related to cash collected by Armkel on behalf of the Company for open accounts receivable, partially offset by amounts owed for inventory.

     As noted in the Concentration of Risk section of this review, the Company divested USA Detergents non-laundry business and other non-core assets to former USA Detergents executives concurrent with the merger agreement. The Company has a 20% ownership interest in the newly formed company USAM. The Company supplies USAM with certain laundry and cleaning products it produces to meet the needs of the markets USAM is in at cost plus a mark-up. Alternatively, USAM provides for the supply of cleaners and other products manufactured by USAM to the Company for re-sale under a similar pricing agreement. In addition, the Company leases manufacturing and office space to USAM under a separate agreement, which is believed to be at arms- length.

     During 2001, the Company purchased $4.6 million of candle and cleaner product inventory from USAM, and sold $20.0 million of laundry and cleaning products to USAM. Furthermore, the Company billed USAM $.4 million for leased space. For open amounts receivable at December 31, 2001, see Concentration of Risk section of this review.

   Significant Accounting Policies

     Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:

  Promotional and Sales Returns Reserves.

     The reserves for consumer and trade promotion liabilities, and sales returns are established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. We use historical trend experience and coupon redemption provider input in arriving at coupon reserve requirements, and we use forecasted appropriations, customer and sales organization inputs, and historical trend analysis in arriving at the reserves required for other promotional reserves and sales returns. While we believe that our promotional reserves are adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

   Valuation of Long-lived Assets and Investments.

      We periodically review the carrying value of our long-lived assets and investments for continued impairment. This review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

   Recent Accounting Pronouncements

      The EITF issued EITF 00-14, "Accounting for Certain Sales Incentives". This issue addresses the income statement classification for offers by a vendor directly to end consumers that are exercisable after a single exchange transaction in the form of coupons, rebate offers, or free products or services disbursed on the same date as the underlying exchange transaction. The issue requires the cost of these items to be accounted for as a reduction of revenues, not included as a marketing expense as the Company did previously. This reclassification is expected to reduce sales by approximately 2% annually. The EITF will be effective January 1, 2002 and there is no net income impact.

      The EITF also issued EITF No. 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer". This issue outlines required accounting treatment of certain sales incentives, including slotting or placement fees, cooperative advertising arrangements, buydowns and other allowances. The Company currently records such costs as marketing expenses. EITF 00-25 will require the Company to report the paid consideration expense as a reduction of sales, rather than marketing expense. The Company is required to implement EITF 00-25 for the quarter beginning January 1, 2002. The Company estimates this reclassification to be approximately 9% to 10% of sales but in any case, implementation will not have an effect on net income.

      During the first quarter of 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." Under this statement, all derivatives, whether designated as hedging instruments or not, are required to be recorded on the balance sheet at fair value. Furthermore, changes in fair value of derivative instruments not designated as hedging instruments are recognized in earnings in the current period.

      In July 2001, the FASB issued SFAS No. 141, "Business Combinations" which establishes new standards for accounting and reporting requirements for business combinations and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. The Company adopted this statement for transactions that occurred after June 30, 2001. Management does not believe that SFAS No. 141 will have a material impact on the Company's consolidated financial statements.

      In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17, "Intangible Assets". Under its changes, SFAS No. 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. The Company adopted this statement upon its effective date. If effective for all acquisitions made prior to June 30, 2001, there would have been a reduction of amortization expense of approximately $4.0 million in 2001.

      In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is currently assessing but has not yet determined the impact of SFAS No. 143 on its financial position and results of operations. The effective date for the Company is January 1, 2003.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a business (as previously defined in that Opinion). This statement also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Company is in the process of evaluating the impact of the SFAS No. 144. The adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements.

   Competitive Environment

     The Company operates in highly competitive consumer-product markets, in which cost efficiency and innovation are critical to success.

     Most of the Company's laundry and household cleaning products are sold as value brands, which makes their cost position most important. To stay competitive in this category, the Company announced in 2000 that it was forming a joint venture with USA Detergents, which combined both laundry detergent businesses. The new venture, named Armus LLC, encompassed Church & Dwight's ARM & HAMMER Powder and Liquid Laundry Detergents and USA Detergents' XTRA Powder and Liquid Detergents and NICE `N FLUFFY Liquid Fabric Softener brands. The Armus joint venture became operational on January 1, 2001, and was dissolved when the Company purchased USA Detergents outright on May 25, 2001. This combination increased the Company's laundry product sales to over $400 million a year, making it the third largest entity in the $7 billion U.S. laundry detergent business. The Company expects the synergies from the combination to potentially reach an annual rate of $15 million a year once the integration is completed. In 2002, the Company expects to gain the full-year benefit of the manufacturing, distribution and back office integration programs completed in the back half of the previous year. In addition, about mid-year 2002, the Company plans to implement a series of packaging and formulation changes designed to more fully integrate the two product lines. Based on this activity, the Company expects to significantly increase the contribution from the laundry business in 2002, and to be operating at or above its target synergy levels by year-end.

     The Company has been successful in recent years in entering the oral care and personal care and deodorizing businesses using the unique strengths of its ARM & HAMMER trademark and baking soda technology. These are highly innovative markets, characterized by a continuous flow of new products and line extensions, and requiring heavy advertising and promotion.

     In the toothpaste category, after two years of leading its category in growth, driven by the success of ARM & HAMMER ADVANCE WHITE toothpaste, the Company's share dropped in 2001 mainly as a result of competitive new products and aggressive spending by other manufacturers in the category.

     In the personal care category, several new products and line extensions in oral care were expanded during the final quarter of the year, in particular ARM & HAMMER Advance Breath Care, a line of oral deodorization products including mouthwash, mints and toothpaste. Because of the continued sell-in of these products, along with the re-launch of its deodorant anti-perspirant with the introduction of ARM & HAMMER UltraMax Deodorant Anti-Perspirant, the Company anticipates marketing spending levels will remain high in 2002.

     Early in 2002, the Company began transferring production of Arrid and Lady's Choice deodorant anti-perspirants from the former Carter-Wallace plant at Cranbury, New Jersey, to the more efficient Company plant at Lakewood, New Jersey. The Company expects to complete this process, as well as the full integration of the supply chain and other systems, during the third quarter of 2002.

     In the final quarter of 2000, the Company introduced a line extension in the deodorizing area: ARM & HAMMER Shaker Baking Soda, and in early 2001, ARM & HAMMER Vacuum Free Foam Carpet Deodorizer, a companion product to ARM & HAMMER Carpet & Room Deodorizer. The latter of these introductions enabled the Company to lead the category growth in carpet deodorizers. In the final quarter of 2001, the Company introduced another deodorizing line extension: ARM & HAMMER Crystal Blend, a scoopable cat litter with silica gel crystals and baking soda for superior deodorization These introductions usually involve heavy marketing costs in the year of launch, and the eventual success of these line extensions will not be known for some time.

     In the Specialty Products business, competition within the two major product categories, sodium bicarbonate and potassium carbonate, remained intense in 2001. Sodium bicarbonate sales have been impacted for several years by a nahcolite-based sodium bicarbonate manufacturer, which has been operating at the lower end of the business and is making an effort to enter the higher end. Furthermore, late in 2000, another major competitor, which is an affiliate of an energy services company entered the sodium bicarbonate market using a new nahcolite manufacturing technology process. To strengthen its competitive position, the Company has completed the modernization of its Green River facility to provide better availability of specialized grades, and has increased its production capacity at Old Fort. The Company is also increasing its R & D spending on health care, food processing and other high-end applications, as well as alternative products to compete with the lower end of the market. As for potassium carbonate, the Company expects imports of video glass and production from foreign suppliers to affect U.S. demand in 2002 as it did in 2001.

     During the year, the Company continued to pursue opportunities to build a specialized industrial cleaning business using our aqueous-based technology. In early 1999, the Company extended its alliance with Safety-Kleen Corp. to build a specialty cleaning products business based on our technology and their sales and distribution organization. The second year of this alliance was impacted by Safety-Kleen's financial difficulties leading to a Chapter 11 filing in June of 2000, and a major reorganization implemented during the second half of that year. While this opportunity has demonstrated more stability in 2001 and continues to hold great promise, the outcome will not be known for some time.

   Cautionary Note on Forward-Looking Statements

     This report contains forward-looking statements relating, among others, to financial objectives, sales growth and cost improvement programs. These statements, including the statements above as to the impact of the USAD and Carter-Wallace acquisition on sales and earnings, represent the intentions, plans, expectations and beliefs of Church & Dwight, and are subject to risks, uncertainties and other factors, many of which are outside the Company's control. These factors, which include the ability of Church & Dwight to successfully integrate the operations of the consumer products business of Carter-Wallace into the Armkel joint venture and Church & Dwight, and assumptions as to market growth and consumer demand (including the effect of recent political and economic events on consumer purchases), and the outcome of contingencies, including litigation, environmental remediation and the divestiture of assets, could cause actual results to differ materially from such forward-looking statements. With regard to new product introductions, there is particular uncertainty related to trade, competitive and consumer reactions. For a description of additional cautionary statements, see Church & Dwight's quarterly and annual reports filed with the SEC, as well as Carter-Wallace's historical SEC reports.

                                                                   2001                                 2000
                                                                   ----                                 ----
Common Stock Price Range and Dividends                Low          High       Dividend        Low       High     Dividend
--------------------------------------                ---          ----       --------        ---       ----     --------
1st Quarter.................................      $    19.56    $   24.99    $    0.07    $   14.69  $   27.75    $  0.07
2nd Quarter.................................           21.73        27.00         0.07        16.00      20.88       0.07
3rd Quarter.................................           23.54        28.44        0.075        15.63      19.63       0.07
4th Quarter.................................           24.35        27.18        0.075        17.00      23.56       0.07
                                                  ----------    ---------    ---------    ---------  ---------    -------
Full Year...................................      $    19.56    $   28.44    $    0.29    $   14.69  $   27.75    $  0.28
                                                  ==========    =========    =========    =========  =========    =======

Based on composite trades reported by the New York Stock Exchange.

Approximate number of holders of Church & Dwight's Common Stock as of December 31, 2001: 10,000.

                   CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                            Year ended December 31,
                                                                                            -----------------------
(Dollars in thousands, except per share data)                                    2001                  2000                 1999
                                                                                 ----                  ----                 ----
Net Sales ...........................................................         $ 1,080,864          $   795,725          $   740,181
Cost of sales .......................................................             680,211              450,321              414,486
                                                                              -----------          -----------          -----------
Gross Profit ........................................................             400,653              345,404              325,695
Advertising, consumer and trade promotion expenses ..................             195,960              178,614              176,123
Selling, general and administrative expenses ........................             111,832               92,718               87,047
Impairment and other items ..........................................                (660)              21,911                6,617
Gain on sale of mineral rights ......................................                  --                   --              (11,772)
                                                                              -----------          -----------          -----------
Income from Operations ..............................................              93,521               52,161               67,680
Equity in earnings (loss) of affiliates .............................              (6,195)               3,011                6,366
Investment earnings .................................................               2,224                2,032                1,216
Other income (expense) ..............................................                (269)                (187)                 201
Interest expense ....................................................             (11,537)              (4,856)              (2,760)
                                                                              -----------          -----------          -----------
Income before minority interest and taxes ...........................              77,744               52,161               72,703
Minority interest ...................................................               3,889                  287                  525
                                                                              -----------          -----------          -----------
Income before taxes .................................................              73,855               51,874               72,178
Income taxes ........................................................              26,871               18,315               26,821
                                                                              -----------          -----------          -----------
Net Income ..........................................................         $    46,984          $    33,559          $    45,357
                                                                              ===========          ===========          ===========
Weighted average shares outstanding (in thousands)--
     Basic ..........................................................              38,879               38,321               38,792
Weighted average shares outstanding (in thousands)--
     Diluted ........................................................              40,819               39,933               41,043
                                                                              ===========          ===========          ===========
Net Income Per Share--Basic .........................................         $      1.21          $       .88          $      1.17
Net Income Per Share--Diluted .......................................         $      1.15          $       .84          $      1.11
                                                                              ===========          ===========          ===========

                 See Notes to Consolidated Financial Statements.

                   CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                      December 31,
                                                                                      ------------
(Dollars in thousands, except share data)                                         2001             2000
                                                                                  ----             ----
Assets

Current Assets
Cash and cash equivalents ...............................................      $  52,446        $  21,573
Short-term investments ..................................................             --            2,990
Accounts receivable, less allowances of $3,666 and $2,052 ...............        106,291           64,958
Inventories .............................................................        101,214           55,165
Deferred income taxes ...................................................         19,849           11,679
Note receivable and current portion of long-term note receivable ........          5,803               --
Prepaid expenses ........................................................          7,604            4,136
                                                                               ---------        ---------
Total Current Assets ....................................................        293,207          160,501
                                                                               ---------        ---------
Property, Plant and Equipment (Net) .....................................        231,449          168,570
Notes Receivable ........................................................         11,951               --
Equity Investment in Affiliates .........................................        115,121           19,416
Long-term Supply Contracts ..............................................          7,695            8,152
Tradenames ..............................................................        136,934           29,699
Goodwill ................................................................        127,320           53,140
Other Assets ............................................................         25,408           16,154
                                                                               ---------        ---------
Total Assets ............................................................      $ 949,085        $ 455,632
                                                                               =========        =========

Liabilities and Stockholders' Equity

Current Liabilities
Short-term borrowings ...................................................      $   3,220        $  13,178
Accounts payable and accrued expenses ...................................        176,176          129,268
Current portion of long-term debt .......................................          8,360              685
Income taxes payable ....................................................          8,260            6,007
                                                                               ---------        ---------
Total Current Liabilities ...............................................        196,016          149,138
                                                                               ---------        ---------
Long-term Debt ..........................................................        406,564           20,136
Deferred Income Taxes ...................................................         27,032           17,852
Deferred and Other Long-term Liabilities ................................         19,164           15,009
Nonpension Postretirement and Postemployment Benefits ...................         15,880           15,392
Minority Interest .......................................................          2,126            3,455
Commitments and Contingencies
Stockholders' Equity
Preferred Stock-$1.00 par value
     Authorized 2,500,000 shares, none issued ...........................             --               --
Common Stock-$1.00 par value
     Authorized 100,000,000 shares, issued 46,660,988 shares ............         46,661           46,661
Additional paid-in capital ..............................................         28,414           22,514
Retained earnings .......................................................        312,409          276,700
Accumulated other comprehensive (loss) ..................................         (9,728)          (9,389)
                                                                               ---------        ---------
                                                                                 377,756          336,486
Common stock in treasury, at cost:
     7,518,105 shares in 2001 and 8,283,086 shares in 2000 ..............        (95,453)        (101,836)
                                                                               ---------        ---------
Total Stockholders' Equity ..............................................        282,303          234,650
                                                                               =========        =========
Total Liabilities and Stockholders' Equity ..............................      $ 949,085        $ 455,632
                                                                               =========        =========

                 See Notes to Consolidated Financial Statements.

                   CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                                     Year ended December 31,
                                                                                                     -----------------------
(Dollars in thousands)                                                                          2001           2000           1999
                                                                                                ----           ----           ----
Cash Flow From Operating Activities
Net Income ............................................................................     $  46,984      $  33,559      $  45,357
Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation, depletion and amortization .........................................        27,843         23,454         19,256
     Disposal of assets ...............................................................            --         15,266          5,490
     (Equity) loss in earnings of affiliates ..........................................         6,195         (3,011)        (6,366)
     Deferred income taxes ............................................................         7,295         (4,067)         1,888
     Gain on sale of mineral rights ...................................................            --             --        (11,772)
     Other ............................................................................            93           (151)           403
Change in assets and liabilities:
     (Increase) decrease in accounts receivable .......................................       (25,518)          (923)         2,661
     (Increase) decrease in inventories ...............................................       (14,544)        17,110         (5,601)
     (Increase) in prepaid expenses ...................................................        (2,161)          (618)        (1,235)
     (Decrease) increase in accounts payable ..........................................       (12,232)        20,377          4,513
     Increase in income taxes payable .................................................         5,669            291          3,426
     Increase in other liabilities ....................................................         2,021          1,472          6,025
                                                                                            ---------      ---------      ---------
Net Cash Provided by Operating Activities .............................................        41,645        102,759         64,045
Cash Flow From Investing Activities
Decrease (increase) in short-term investments .........................................         2,990          1,009         (1,958)
Additions to property, plant and equipment ............................................       (34,086)       (21,825)       (33,112)
Purchase of USA Detergent common stock ................................................      (100,707)       (10,384)            --
Distributions from affiliates .........................................................         6,350          4,132          3,354
Investment in affiliates, net of cash acquired ........................................      (108,250)          (360)        (9,544)
Purchase of other assets ..............................................................        (2,568)        (2,321)        (4,404)
Proceeds from notes receivable ........................................................         3,087          3,000          6,869
Other .................................................................................        (1,019)          (442)            --
Proceeds from sale of mineral rights ..................................................            --             --         16,762
Proceeds from sale of fixed assets ....................................................         2,530             --             --
Purchase of new product lines .........................................................      (129,105)            --        (54,826)
Investment in notes receivable ........................................................       (16,380)            --             --
                                                                                            ---------      ---------      ---------
Net Cash Used in Investing Activities .................................................      (377,158)       (27,191)       (76,859)
Cash Flow From Financing Activities
(Repayments) proceeds from short-term borrowing .......................................       (10,792)       (12,166)         5,349
(Repayments) of long-term borrowings ..................................................      (171,114)       (37,831)            --
Proceeds from stock options exercised .................................................         9,168          7,465          6,679
Purchase of treasury stock ............................................................            --        (20,484)        (9,116)
Payment of cash dividends .............................................................       (11,275)       (10,744)       (10,090)
Deferred financing costs ..............................................................        (9,601)            --             --
Proceeds from long-term borrowing .....................................................       560,000             --         23,568
                                                                                            ---------      ---------      ---------
Net Cash Provided by (Used in) Financing Activities ...................................       366,386        (73,760)        16,390
Net Change in Cash and Cash Equivalents ...............................................        30,873          1,808          3,576
Cash and Cash Equivalents at Beginning of Year ........................................        21,573         19,765         16,189
                                                                                            ---------      ---------      ---------
Cash and Cash Equivalents at End of Year ..............................................     $  52,446      $  21,573      $  19,765
                                                                                            =========      ---------      ---------
Cash paid during the year for:
     Interest (net of amounts capitalized) ............................................     $   9,948      $   4,838      $   2,831
     Income taxes .....................................................................        15,292         22,404         21,524

Acquisitions in which liabilities were assumed are as follows:

Fair value of assets ..................................................................     $ 293,402      $      --      $  22,699
Cash paid for stock and product lines .................................................      (229,812)            --         (9,034)
                                                                                            ---------      ---------      ---------
Liabilities assumed ...................................................................     $  63,590      $      --      $  13,665
                                                                                            =========      =========      =========

                 See Notes to Consolidated Financial Statements.

                   CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years ended December 31, 2001, 2000, and 1999

                                               Number of Share                                  Amounts
                                             -------------------      -----------------------------------------------------------
                                                                                                                    Accumulated
                                                                                             Additional                 Other
                                             Common     Treasury      Common     Treasury     Paid-In    Retained   Comprehensive
                                             Stock       Stock        Stock       Stock       Capital    Earnings   Income (Loss)
                                             -----       -----        -----       -----       -------    --------   -------------
(In thousands)
January 1, 1999 ........................      46,661      (8,039)   $  46,661   $ (82,281)   $  13,171   $ 218,618    $    (782)
Net Income .............................          --          --           --          --           --      45,357           --
Translation adjustments ................          --          --           --          --           --          --       (3,817)

Comprehensive Income ...................

Cash dividends .........................          --          --           --          --           --     (10,090)          --
Stock option plan transactions including
   related income tax benefit ..........          --         649           --       4,311        5,028          --           --
Purchase of treasury stock .............          --        (424)          --      (9,116)          --          --           --
Other stock issuances ..................          --           9           --          65          157          --           --
                                           ---------   ---------    ---------   ---------    ---------   ---------    ---------
December 31, 1999 ......................      46,661      (7,805)      46,661     (87,021)      18,356     253,885       (4,599)
Net Income .............................          --          --           --          --           --      33,559           --
Translation adjustments ................          --          --           --          --           --          --       (1,599)
Available for sale securities ..........          --          --           --          --           --          --       (3,191)

Comprehensive Income ...................

Cash dividends .........................          --          --           --          --           --     (10,744)          --
Stock option plan transactions including
   related income tax benefit ..........          --         702           --       5,629        4,081          --           --
Purchase of treasury stock .............          --      (1,185)          --     (20,484)          --          --           --
Other stock issuances ..................          --           5           --          40           77          --           --
Repayment of shareholder loan ..........          --          --           --          --           --          --           --
                                           ---------   ---------    ---------   ---------    ---------   ---------    ---------
December 31, 2000 ......................      46,661      (8,283)      46,661    (101,836)      22,514     276,700       (9,389)
Net Income .............................          --          --           --          --           --      46,984           --
Translation adjustments ................          --          --           --          --           --          --       (2,163)
Available for sale securities ..........          --          --           --          --           --          --        3,191
Interest rate swap agreements ..........          --          --           --          --           --          --       (1,367)

Comprehensive Income ...................

Cash dividends .........................          --          --           --          --           --     (11,275)          --
Stock option plan transactions including
   related income tax benefit ..........          --         757           --       6,311        5,769          --           --
Other stock issuances ..................          --           8           --          72          131          --           --
                                           ---------   ---------    ---------   ---------    ---------   ---------    ---------
December 31, 2001 ......................      46,661      (7,518)   $  46,661   $ (95,453)   $  28,414   $ 312,409    $  (9,728)
                                           =========   =========    =========   =========    =========   =========    =========

                                                   Amounts
                                           ------------------------

                                              Due
                                              From    Comprehensive
                                           Shareholder    Income
                                           -----------    ------
(In thousands)
January 1, 1999 ........................   $    (549)
Net Income .............................          --       45,357
Translation adjustments ................          --       (3,817)
                                                        ---------
Comprehensive Income ...................                   41,540
                                                        =========
Cash dividends .........................          --
Stock option plan transactions including
   related income tax benefit ..........          --
Purchase of treasury stock .............          --
Other stock issuances ..................          --
                                           ---------
December 31, 1999 ......................        (549)
Net Income .............................          --       33,559
Translation adjustments ................          --       (1,599)
Available for sale securities ..........          --       (3,191)
                                                        ---------
Comprehensive Income ...................                   28,769
                                                        =========
Cash dividends .........................          --
Stock option plan transactions including
   related income tax benefit ..........          --
Purchase of treasury stock .............          --
Other stock issuances ..................          --
Repayment of shareholder loan ..........         549
                                           ---------
December 31, 2000 ......................           0
Net Income .............................          --       46,984
Translation adjustments ................          --       (2,163)
Available for sale securities ..........          --        3,191
Interest rate swap agreements ..........                   (1,367)
                                                        ---------
Comprehensive Income ...................                   46,645
                                                        =========
Cash dividends .........................          --
Stock option plan transactions including
   related income tax benefit ..........          --
Other stock issuances ..................          --
                                           ---------
December 31, 2001 ......................   $       0
                                           =========

                 See Notes to Consolidated Financial Statements.

                   CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  accounting policies

   Business

     The Company's principal business is the manufacture and sale of sodium carbonate-based products. It sells its products, primarily under the ARM & HAMMER trademark, to consumers through supermarkets, drug stores and mass merchandisers; and to industrial customers and distributors. In 2001, Consumer Products represented approximately 84% and Specialty Products 16% of the Company's net sales. The Company does approximately 90% of its business in the United States.

   Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. The Company's 50% interest in its Armand Products Company joint venture, the ArmaKleen Company joint venture and Armkel LLC have been accounted for under the equity method of accounting. During 2001, the Company increased its ownership of QGN, its Brazilian subsidiary from 75% to approximately 85%. The Brazilian subsidiary has been consolidated since May 1999 and was previously accounted for under the equity method. All material intercompany transactions and profits have been eliminated in consolidation.

   Use of Estimates

     The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

   Promotional and Sales Returns Reserves.

     The reserves for consumer and trade promotion liabilities, and sales returns are established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. We use historical trend experience and coupon redemption provider input in arriving at coupon reserve requirements, and we use forecasted appropriations, customer and sales organization inputs, and historical trend analysis in arriving at the reserves required for other promotional reserves and sales returns. While we believe that our promotional reserves are adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

   Impairment of Long-lived Assets

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when estimated future cash flows (undiscounted and without interest charges) resulting from the use of the asset and its eventual disposition are less than the asset's carrying amount. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

   Foreign Currency Translation

     Financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52. Gains and losses are recorded in Other Comprehensive Income. Gains and losses on foreign currency transactions were recorded in the Consolidated Statement of Income and were not material.

   Cash Equivalents

     Cash equivalents consist of highly liquid short-term investments, which mature within three months of purchase.

   Inventories

     Inventories are valued at the lower of cost or market. Approximately 50% and 89% of the inventory at December 31, 2001 and 2000, respectively, were valued using the last-in, first-out (LIFO) method. The remaining inventory was valued using the first-in, first-out (FIFO) method.

   Property, Plant and Equipment

     Property, plant and equipment and additions thereto are stated at cost. Depreciation and amortization are provided by the straight-line method over the estimated useful lives of the respective assets.

   Software

     Starting in 1998, the Company accounted for software in accordance with Statement of Position (SOP) 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires companies to capitalize certain costs of developing computer software. Amortization is provided by the straight-line method over the estimated useful lives of the software.

    Long-Term Supply Contracts

     Long-term supply contracts represent advance payments under multi-year contracts with suppliers of raw materials and finished goods inventory. Such advance payments are applied over the lives of the contracts using the straight-line method.

   Derivatives

     Derivatives designated as hedges are either (1) a hedge of the fair value of a recognized asset or liability ("fair value" hedge), or (2) a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge).

     o Changes in the fair value of derivatives that are designated and qualify as fair value hedges, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings.

     o Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in Other comprehensive loss until earnings are affected by the variability of cash flows of the hedged asset or liability. Any ineffectiveness related to these hedges are recorded directly in earnings.

   Goodwill and Tradenames

     The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" upon its effective date. Goodwill recorded prior to November 1, 1970 was not being amortized, as management believed there had been no diminution in carrying value. Goodwill and tradenames, recorded as part of the Brillo and related brand acquisitions, the investment in QGN, the bathroom cleaner product lines acquired in 1999 and the USAD acquisition was being amortized over 20-30 years using the straight-line method. The Goodwill and tradenames acquired as part of the anti-perspirant and pet care acquisition was not amortized based on the provisions of SFAS 142. Starting in 2002, all Goodwill and indefinite lived tradenames will not be amortized.

   Selected Operating Expenses

     Research & development costs in the amount of $21,803,000 in 2001, $19,363,000 in 2000 and $17,921,000 in 1999, were charged to operations as incurred.

   Earnings Per Share

     Basic EPS is calculated based on income available to common shareholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS includes additional dilution from potential common stock issuable pursuant to the exercise of stock options outstanding. Antidilutive stock options, in the amounts of 129,000, 547,000 and 21,000 for 2001, 2000 and 1999, have been excluded. In 1999, the Company announced a 2 for 1 stock split. Financial information contained elsewhere in these financial statements has been adjusted to reflect the impact of the stock split.

   Income Taxes

     The Company recognizes deferred income taxes under the liability method; accordingly, deferred income taxes are provided to reflect the future consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

   Recent Accounting Pronouncements

     The EITF issued EITF 00-14, "Accounting for Certain Sales Incentives". This issue addresses the income statement classification for offers by a vendor directly to end consumers that are exercisable after a single exchange transaction in the form of coupons, rebate offers, or free products or services disbursed on the same date as the underlying exchange transaction. The issue requires the cost of these items to be accounted for as a reduction of revenues, not included as a marketing expense as the Company did previously. This reclassification is expected to reduce sales by approximately 2% annually. The EITF will be effective January 1, 2002 and there is no net income impact.

     The EITF also issued EITF No. 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer". This issue outlines required accounting treatment of certain sales incentives, including slotting or placement fees, cooperative advertising arrangements, buydowns and other allowances. The Company currently records such costs as marketing expenses. EITF 00-25 will require the Company to report the paid consideration expense as a reduction of sales, rather than marketing expense. The Company is required to implement EITF 00-25 for the quarter beginning January 1, 2002. The Company estimates this reclassification to be approximately 9% to 10% of sales but in any case, implementation will not have an effect on net income.

     During the first quarter of 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." Under this statement, all derivatives, whether designated as hedging instruments or not, are required to be recorded on the balance sheet at fair value. Furthermore, changes in fair value of derivative instruments not designated as hedging instruments are recognized in earnings in the current period.

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations" which establishes new standards for accounting and reporting requirements for business combinations and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. The Company adopted this statement for transactions that occurred after June 30, 2001. Management does not believe that SFAS No. 141 will have a material impact on the Company's consolidated financial statements.

     In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17, "Intangible Assets". Under its changes, SFAS No. 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. The Company adopted this statement upon its effective date. If effective for all acquisitions made prior to June 30, 2001, there would have been a reduction of amortization expense of approximately $4.0 million in 2001.

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is currently assessing but has not yet determined the impact of SFAS No. 143 on its financial position and results of operations. The effective date for the Company is January 1, 2003.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a business (as previously defined in that Opinion). This statement also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Company is in the process of evaluating the impact of the SFAS No. 144. The adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements.

   Reclassification

     Certain prior year amounts have been reclassified in order to conform with the current year presentation.

2.  fair value of financial instruments and risk management

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000. Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                                                       2001                        2000
                                                                                       ----                        ----

                                                                              Carrying        Fair        Carrying        Fair
     (In thousands)                                                            Amount        Value         Amount        Value
                                                                               ------        -----         ------        -----
     Financial Assets:
         Short-term investments .......................................      $     --      $     --      $  2,990      $  2,990
         Note receivable and current portion of note receivable .......         5,803         5,803            --            --
     Long-term notes receivable .......................................        11,951        11,789            --            --
     Financial Liabilities:
         Short-term borrowings ........................................         3,220         3,220        13,178        13,178
         Current portion of long-term debt ............................         8,360         8,360           685           685
     Long-term debt ...................................................       406,564       406,564        20,136        20,136
     Interest rate swap contracts .....................................         2,192         2,192            --            --

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments reflected in the Consolidated Balance
Sheets:

   Short-term Investments

     The cost of the investments (trading securities) can be specifically identified and its fair value is based upon quoted market prices at the reporting date. At December 31, 2000 both the cost and market value of the investments approximated each other.

   Notes Receivable

     The cost of notes receivable are initially recorded at their face value and are then discounted using an interest factor management believes appropriate for the credit risk involved at the date of acquisition. The market value of the notes receivable reflects what management believes is the appropriate interest factor at December 31, 2001, based on similar risks in the market.

   Short-term Borrowings

     The amounts of unsecured lines of credit equal fair value because of short maturities and variable interest rates.

   Long-term Debt and Current Portion of Long-term Debt

     The Company estimates that based upon the Company's financial position and the variable interest rate, the carrying value approximates fair value.

   Interest Rate Swap Contracts

     The fair values are estimated amounts the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account current interest rates.

   Foreign Currency

     The Company is subject to exposure from fluctuations in foreign currency exchange rates, primarily U.S. Dollar/British Pound, U.S. Dollar/Japanese Yen, U.S. Dollar/Canadian Dollar and U.S. Dollar/Brazilian Real.

     The Company, from time to time, enters into forward exchange contracts to hedge anticipated but not yet committed sales denominated in the Canadian dollar, the British pound and the Japanese Yen. The terms of these contracts are for periods of under 12 months. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash inflows from the sale of products to foreign customers will be adversely affected by changes in exchange rates. The Company did not have any forward exchange contracts outstanding at December 31,

2001, and the amount outstanding at December 31, 2000 was immaterial. At December 31, 2000, the Company had an immaterial unrealized gain.

   Interest Rate Risk

     The Company's primary domestic borrowing facility is made up of a $ 510 million credit agreement of which $410 million was utilized as of December 31, 2001; and $100 million of a revolving credit agreement all of which was un-drawn at December 31, 2001. The weighted average interest rate on these borrowings at December 31, 2001, excluding deferred financing costs and commitment fees, was approximately 5.5% including hedges. The Company entered into interest rate swap agreements to reduce the impact in interest rates on this debt as required by the credit agreement. The swap agreements are contracts to exchange floating rate for fixed interest rate payments periodically over the life of the agreements without the exchange of the underlying notional amounts. As of December 31, 2001, the Company entered into agreements for a notional amount of $200 million, swapping debt with a one-month and three-month LIBOR rate for a fixed rate that averages 6.4 %.

3.   inventories

     Inventories are summarized as follows:

          (In thousands)                                                             2001           2000
                                                                                     ----           ----
          Raw materials and supplies .........................................     $ 28,869       $ 18,696
          Work in process ....................................................          651             25
          Finished goods .....................................................       71,694         36,444
                                                                                   --------       --------
                                                                                   $101,214       $ 55,165
                                                                                   ========       ========

     Inventories valued on the LIFO method totaled $49,944,000 and $49,226,000 at December 31, 2001 and 2000, respectively, and would have been approximately $2,759,000 and $2,922,000 higher, respectively, had they been valued using the first-in, first-out (FIFO) method.

4.  property, plant and equipment

     Property, plant and equipment consist of the following:

          (In thousands)                                                             2001           2000
                                                                                     ----           ----
          Land ...............................................................     $  6,503       $  5,546
          Buildings and improvements .........................................       92,577         78,781
          Machinery and equipment ............................................      253,749        214,926
          Office equipment and other assets ..................................       25,037         15,664
          Software ...........................................................        5,652          5,355
          Mineral rights .....................................................          257            304
          Construction in progress ...........................................       17,593          6,463
                                                                                   --------       --------
                                                                                    401,368        327,039
          Less accumulated depreciation, depletion and amortization ..........      169,919        158,469
                                                                                   --------       --------
          Net property, plant and equipment ..................................     $231,449       $168,570
                                                                                   ========       ========

     Depreciation, depletion and amortization of property, plant and equipment amounted to $18,968,000, $18,469,000 and $16,594,000 in 2001, 2000 and 1999,
respectively. Interest charges in the amount of $432,000, $284,000 and $421,000 were capitalized in connection with construction projects in 2001, 2000 and 1999, respectively.

5.  acquisitions

     a. In 1997, the Company acquired a 40% interest in QGN. The investment, costing approximately $10.4 million, was financed internally and included goodwill of approximately $3.3 million. The Company exercised its option to increase its interest to 75% during the second quarter of 1999. The additional 35% ownership cost approximately $9.1 million and included goodwill of approximately $4.8 million. During the second quarter of 2001, the Company increased its ownership position to approximately 85% at a cost of $2.6 million of which $1.7 million was allocated to Goodwill. Pro forma comparative results of operations are not presented because they are not materially different from the Company's reported results of operations.

b. During the fourth quarter of 1999, the Company entered the bathroom cleaner category with the acquisition of two major brands, CLEAN SHOWER and SCRUB FREE. As part of the Scrub Free transaction, the Company also acquired the DELICARE fine fabric wash brand. The combined purchase price of both transactions was approximately $54.8 million, was financed by the use of the Company's lines of credit and included goodwill and other intangibles of approximately $50.2 million.

c. USAD Acquisition and Non-Core Business Divestiture

     On May 25, 2001, the Company and USA Detergents, Inc. ("USAD") closed on its previously announced merger agreement under which the Company acquired USAD, its partner in the previously announced ARMUS LLC joint venture, for $7 per share in an all-cash transaction. The acquisition is accounted for under the purchase method. Results of operations are included in the accompanying financial statements from May 25, 2001.

     The Company and USAD formed the ARMUS joint venture to combine their laundry products businesses in June 2000. Under its terms, the Company had management control of the venture and an option to buy USAD's interest in five years.

     The venture became operational on January 1, 2001, and was dissolved when the Company purchased USAD outright.

     As part of the ARMUS venture, the Company had already acquired 2.1 million shares or 15% of USAD's stock for $15 million or $7 a share. The acquisition agreement extended the same offer price to USAD's remaining stockholders. The Company estimates the total transaction cost, including the assumption of debt, and the initial stock purchase, to be approximately $125 million after disposal of unwanted assets. The Company financed the acquisition with a short term bridge loan, which subsequently was refinanced as part of the Carter-Wallace acquisition.

     The Company divested USAD's non-laundry business, which accounted for less than 20% of USAD's sales in 2000, and other non-core assets to former USAD executives.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

     (in thousands)
     Current assets ................................      $  14,795
     Property, plant and equipment .................         46,591
     Tradenames ....................................         57,890
     Goodwill ......................................         42,438
     Other long-term assets ........................          9,424
                                                          ---------
     Total assets acquired .........................        171,138
     Current liabilities ...........................        (54,836)
     Long-term debt ................................         (5,425)
                                                          ---------
     Net assets acquired ...........................      $ 110,877
                                                          =========

     The Goodwill and tradenames were amortized until December 31, 2001, using the straight-line method over 30 years.

     As noted, the Company divested USAD's non-laundry business and other non-core assets to former USAD executives concurrent with the merger agreement. The Company has a 20% ownership interest in the newly formed company and contributed $200,000. The new company, USA Metro, Inc. (USAM), purchased inventory and other assets for a total of $5,087,000, in the form of two notes receivable. The inventory note of $3,087,000 was secured by a lien on the inventory. The note was due on December 31, 2001 and bore interest at 8% for the first ninety days and 10% thereafter. It was paid on time. The note for all the other assets of $2,000,000 has a maturity of five years and bear interest at 8% for the first two years, 9% for the third year, 10% for the fourth year and 11% for the fifth year and is carried at approximately $1,400,000 using an effective interest rate of 17%.

     There shall be interest only payments for the first two years. Commencing with the start of the third year the principal and accrued interest shall be paid monthly based upon a five-year amortization. The unpaid principal and accrued interest as of the maturity date shall be payable in a lump sum at such time. In the event the unpaid principal and interest is not paid as of the maturity date, the interest rate shall increase by 300 basis points. In the case of default by USAM that is not remedied as provided in the note, the Company may convert the note to additional ownership in USAM.

d.   Carter-Wallace Acquisition

     On September 28, 2001, the Company acquired the consumer products business of Carter-Wallace, Inc. in a partnership with the private equity group, Kelso & Company, for a total negotiated price of approximately $739 million, including the assumption of certain debt plus transaction costs. Under the terms of its agreements with Carter-Wallace and Kelso, the Company acquired Carter-Wallace's U.S. anti-perspirant and pet care businesses outright for a negotiated price of approximately $128 million; and Armkel, LLC, a 50/50 joint venture between the Company and Kelso, acquired the rest of Carter-Wallace's domestic and international consumer products business for a negotiated price of approximately $611 million. The Company accounts for its interest in Armkel on the equity method. (See note 6)

     The reason the Company made the acquisition was to increase its personal care product lines and to improve the cost structure of these products.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed (related to the anti-perspirant and pet care businesses acquired directly by the Company) at the date of acquisition:

     (in thousands)
     Current assets .........................................        $  41,668
     Property, plant and equipment ..........................            5,795
     Tradenames .............................................           52,153
     Goodwill ...............................................           38,838
                                                                     ---------
     Total assets acquired ..................................          138,454
     Current liabilities ....................................           (9,349)
                                                                     ---------
     Net assets acquired ....................................        $ 129,105
                                                                     =========

     The results of operations are included in the accompanying financial statements from September 28, 2001.

     An appraisal is currently in process and the purchase price allocation will be modified based on its results. Goodwill and tradenames are not being amortized, based on the provisions of SFAS 142 "Goodwill and Other Intangible Assets." All the Goodwill is expected to be deductible for tax purposes and will be included in the consumer products segment.

e.   Pro forma results - unaudited

     The following pro forma 2000 and 2001 income statements reflect the impact as though the Company purchased USAD, its share of Armkel and the anti-perspirant and pet care businesses as of the beginning of the period indicated. Pro forma adjustments include the elimination of intercompany sales, inventory set-up adjustments, additional interest expense, depreciation and amortization charges and the related income tax impact.

      (Dollars in thousands, except per share data)

                                               2001                                      2000
                                     -------------------------                -------------------------
                                     Historical      Pro forma                Historical      Pro forma
                                        CHD           Results                    CHD           Results
                                        ---           -------                    ---           -------
Net Sales                            $1,080.9         $1,188.9                  $795.7        $1,167.8
Income from Operations                   93.5             82.8                    52.2            51.1
Equity Income                            (6.2)            12.2                     3.0             9.8
Net Income                               47.0             43.5                    33.6            21.2

EPS - Basic                             $1.21            $1.12                    $.88            $.55
EPS - Diluted                           $1.15            $1.07                    $.84            $.53

f. Early in 2002, the Company acquired Biovance Technologies, Inc., a small Oskaloosa, Iowa-based producer of specialty feed ingredients, which complement our existing range of animal nutrition products. The purchase price paid in 2002 was $8.0 million and included the assumption of debt. Additional payments will be required based on future operating performance.

6.   Armkel equity investment

     The following table summarizes financial information for Armkel LLC. The Company account for its 50% interest under the equity method.

          (in thousands)                                                             2001
                                                                                     ----
          Income statement data:
          Net sales ....................................................          $  95,417
          Gross profit .................................................             38,625
          Net income (loss) ............................................            (15,648)
          Equity in affiliate (loss) ...................................            (10,009)

          Balance sheet data:
          Current assets ...............................................          $ 225,104
          Noncurrent assets ............................................            587,489
          Short-term debt ..............................................              5,671
          Current liabilities (excluding short-term debt) ..............            135,057
          Long-term debt ...............................................            439,750
          Other long-term liabilities ..................................             28,711
          Partners' equity .............................................            203,404

     The venture's Board has equal representation from the Company and Kelso.

     The Armkel venture is financed with $229 million in initial equity contributions from the Company and Kelso and an additional $445 million in debt. Armkel entered into a syndicated bank credit facility and also issued senior subordinated notes to finance its investment in the acquisition of Carter-Wallace. The long-term $305 credit facility consists of $220 million in 6 and 7-year term loans, all of which were drawn at closing and an $85 million revolving credit facility, which remained fully undrawn at December 31, 2001. Armkel issued $225 million of 9.5% senior debt notes due in eight years with interest paid semi-annually, therefore, Armkel had $445 million of total debt utilized as of December 31, 2001. The weighted average interest rate on the credit facility borrowings at December 31, 2001, excluding deferred financing costs and commitment fees, was approximately 5.5% including hedges. Any debt on Armkel's balance sheet is without recourse to the Company.

     Under the partnership agreement with Kelso, the Company is allocated 50% of all book and tax profits. If there are losses, the Company is allocated 50% of all book and tax losses up to $10 million and 100% of such losses above that level for the period starting September 29, 2001, the date of the acquisition. As a result, the Company recorded a loss of approximately $10.0 million on its investment in Armkel.

     The Company believes that substantial synergies can be achieved by combining certain of its operations with those of Armkel, particularly in the areas of sales, manufacturing and distribution, and most service functions. Armkel will retain its core marketing, research & development, and financial planning capabilities, and will continue to manufacture condoms, but will purchase virtually all the support services it requires for its U.S. domestic business from the Company under a management services agreement, which has a term of five years with possible renewal. As a first step, the Company merged the two sales organizations during the fourth quarter of 2001. In early 2002, the Company plans to begin transferring production of antiperspirants and depilatories from the former Carter-Wallace plant at Cranbury, NJ, to the Company's plant at Lakewood, NJ, which is a more efficient producer of antiperspirants and other personal care products. This process will take six to nine months and should be completed in third quarter 2002. During early 2002, the Company will also integrate the planning and purchasing, accounting and management information systems, and other service functions.

     During 2001, the Company invoiced Armkel $2.1 million for administrative services, and purchased $8.4 million of deodorant antiperspirant inventory produced by Armkel at its cost. Armkel invoiced the Company $1.4 million of transition administrative services. The Company has an open receivable from Armkel at December 31, 2001 of approximately $12.0 million that primarily related to cash collected by Armkel on behalf of the Company for open accounts receivable, partially offset by amounts owed for inventory.

          Under the terms of its joint venture agreement with Kelso, the Company has a call option to acquire Kelso's interest in Armkel in three to five years after the closing, at fair market value as defined in the joint venture agreement subject to a floor and cap. If the Company does not exercise its call option, then Kelso may request the Company to purchase its interest. If the Company elects not to purchase Kelso's interest, then Kelso's and the Company's equity in the joint venture may be offered to a third party. If a third party sale should occur, depending on the proceeds received, the Company may be required to make a payment to Kelso up to an amount of approximately $112 million. Kelso also may elect to have the

Company purchase its interest for $112 million. This amount is not payable until the eighth year from the formation of the venture. Finally, Kelso may require the Company to purchase its interest upon a change in control as defined in the joint venture agreement.

     Simultaneous with this transaction, Carter-Wallace and its pharmaceutical business merged into a newly formed company set up by pharmaceutical industry executives and backed by two well-known private equity firms. While the Company and Armkel are not affiliated with the pharmaceutical venture, Armkel has agreed to provide certain transitional services to help this venture with the start-up of its operations at Carter-Wallace's main Cranbury, New Jersey, facility.

7.   accounts payable and accrued expenses

     Accounts payable and accrued expenses consist of the following:

         (In thousands)                                               2001            2000
                                                                      ----            ----
         Trade accounts payable...............................     $  97,238      $  52,452
         Accrued marketing and promotion costs................        50,148         50,121
         Accrued wages and related costs......................        12,645         10,305
         Accrued pension and profit-sharing...................         7,450          6,881
         Other accrued current liabilities....................         8,695          9,509
                                                                   ---------      ---------
                                                                   $ 176,176      $ 129,268
                                                                   =========      =========

8.   short-term borrowings and long-term debt

     The Company entered into a syndicated bank loan to finance its investment in Armkel, the acquisition of USA Detergents and the Anti-perspirant and Pet Care business from Carter Wallace. The Company extinguished all the short-term unsecured lines of credit as a result of last year's acquisitions. This long-term $510 million credit facility consists of $410 million in 5 and 6-year term loans and a $100 million revolving credit facility, which remained fully undrawn. The weighted average interest rate on these borrowings at December 31, 2001 and 2000 exclusive of deferred financing costs and commitment fees were approximately 5.5% and 6.6%, respectively, including hedges.

     In addition, the Company's Brazilian subsidiary has lines of credit which allow it to borrow in its local currency. This amounts to $8 million, of which approximately $3 million was utilized as of December 31, 2001 and 2000, respectively. The weighted average interest rate on these borrowings at December 31, 2001 and 2000 was approximately 9.0% and 15.0%, respectively.

     Long-term debt and current portion of long-term debt consist of the following:

     (In thousands)                                                                   2001            2000
                                                                                      ----            ----
     Syndicated Financing Loan due September 30, 2006.......................       $ 125,000      $      --
        Amount due 2002     $   6,250.......................................
        Amount due 2003     $  12,500.......................................
        Amount due 2004     $  25,000.......................................
        Amount due 2005     $  37,500.......................................
        Amount due 2006     $  43,750.......................................
     Syndicated Financing Loan due September 30, 2007.......................         285,000             --
        Amount due 2002     $   1,425.......................................
        Amount due 2003     $   2,850.......................................
        Amount due 2004     $   2,850.......................................
        Amount due 2005     $   2,850.......................................
        Amount due 2006     $  30,637.......................................
        Thereafter          $ 244,388.......................................
     Three-year Unsecured Revolving Credit Loan due December 29, 2002.......              --         24,000
     Various Debt from Brazilian Banks
        $3,220 due in 2002, $135 in 2003 and $29 in 2004....................           3,384          4,554
     Industrial Revenue Refunding Bond
        Due in installments of $685 from 2002-2007 and $650 in 2008.........           4,760          5,445
                                                                                   ---------      ---------
        Total debt..........................................................         418,144         33,999
        Less: current maturities............................................          11,580         13,863
                                                                                   ---------      ---------
        Net long-term debt..................................................       $ 406,564      $  20,136
                                                                                   =========      =========

The principal payments required to be made are as follows:

     (In thousands)
         2002................................................      $  11,580
         2003................................................         16,170
         2004................................................         28,564
         2005................................................         41,035
         2006................................................         75,072
         2007 and subsequent.................................        245,723
                                                                   ---------
                                                                   $ 418,144
                                                                   =========

     The Company entered into interest rate swap agreements, which are considered derivatives, to reduce the impact of changes in interest rates on its floating rate debt as required by the credit agreement. The swap agreements are contracts to exchange floating interest payments for fixed interest payments periodically over the life of the agreements without the exchange of the underlying notional amounts. As of December 31, 2000, the Company had swap agreements with a notional amount of $20 million, and as of December 31, 2001, the Company had swap agreements in the amount of $200 million, swapping debt with either a one or a three-month libor rate for a fixed interest rate. These swaps, of which $20 million expire in May 2002 with the remaining $180 million declining at various points in time and expiring February 2004, were recorded as a liability in the amount of $2.2 million. These instruments are designated as cash flow hedges as of December 31, 2001 and any changes in value are recorded in other comprehensive income. The majority of the balance of the $2.2 million loss included in other comprehensive loss related to cash flow hedges that are expected to be reclassified to earnings over the next 12 months.

     The Industrial Revenue Refunding Bond carries a variable rate of interest determined weekly, based upon current market conditions for short-term tax-exempt financing. The average rate of interest charged in 2001 and in 2000 was 3.9% and 4.0%, respectively.

     QGN's long-term debt is at various interest rates that are determined by several inflationary indexes in Brazil.

     The term loans pay interest at 200 and 250 basis points over LIBOR, depending on the ratio of EBITDA to total debt. Financial covenants include EBITDA to total debt and interest coverage, which if not met, could result in an event of default and trigger the early termination of the credit facility, if not remedied within a certain period of time. All assets of the Company are pledged as collateral.

9.   income taxes

     The components of income before taxes are as follows:

                                                                          2001           2000            1999
                                                                          ----           ----            ----
         (In thousands)
         Domestic.............................................         $  68,255      $  47,675       $  66,740
         Foreign..............................................             5,600          4,199           5,438
                                                                       ---------      ---------       ---------
         Total................................................         $  73,855      $  51,874       $  72,178
                                                                       =========      =========       =========

     The following table summarizes the provision for U.S. federal, state and foreign income taxes:

                                                                          2001           2000            1999
                                                                          ----           ----            ----
         (In thousands)
         Current:
              U.S. federal....................................         $  16,222      $  18,734       $  19,395
              State...........................................             2,037          2,918           3,531
              Foreign.........................................             1,317            730           2,007
                                                                       ---------      ---------       ---------
                                                                       $  19,576      $  22,382       $  24,933
                                                                       =========      =========       =========
         Deferred:
              U.S. federal....................................         $   6,033      $  (3,801)      $   1,552
              State...........................................               663         (1,047)            358
              Foreign.........................................               599            781             (22)
                                                                       ---------      ---------       ---------
                                                                       $   7,295      $  (4,067)      $   1,888
                                                                       ---------      ---------       ---------
         Total provision......................................         $  26,871      $  18,315       $  26,821
                                                                       =========      =========       =========

Deferred tax liabilities/(assets) consist of the following at December 31:

         (In thousands)                                                               2001             2000
                                                                                      ----             ----
         Current deferred tax assets:
              Marketing expenses, principally coupons........................     $   (6,121)      $   (5,382)
              Reserves and other liabilities.................................         (5,015)          (2,676)
              Accounts receivable............................................         (5,708)          (3,380)
              Net operating loss.............................................         (1,700)              --
              Capitalization of inventory costs..............................           (802)            (387)
              Other..........................................................           (503)             146
                                                                                  -----------      ----------
              Total current deferred tax assets..............................        (19,849)         (11,679)
                                                                                  -----------      ----------
              Nonpension postretirement and postemployment benefits..........         (6,120)          (5,787)
              Capitalization of items expensed...............................         (5,697)          (5,307)
              Reserves and other liabilities.................................         (3,175)          (6,927)
              Investment valuation difference................................           (824)          (1,923)
              Loss carryfoward of foreign subsidiary(1)......................         (4,401)          (3,248)
              Foreign exchange translation adjustment........................         (3,143)          (2,330)
              Valuation allowance............................................          7,544            5,578
              Depreciation and amortization..................................         44,895           36,828
              Net operating loss carryforward................................         (5,563)              --
              Difference between book and tax loses of equity investment.....          3,014               --
              Other..........................................................            502              968
                                                                                  ----------       ----------
              Net noncurrent deferred tax liabilities........................         27,032           17,852
                                                                                  ----------       ----------
         Net deferred tax liability..........................................     $    7,183       $    6,173
                                                                                  ==========       ==========

     The difference between tax expense and the "expected" tax which would result from the use of the federal statutory rate is as follows:

         (In thousands)                                                            2001           2000           1999
                                                                                   ----           ----           ----
         Statutory rate ....................................................           35%            35%            35%
         Tax which would result from use of the federal statutory rate .....     $ 25,849       $ 18,156       $ 25,262
         Depletion .........................................................         (416)          (398)          (466)
         Research & development credit .....................................         (300)          (350)          (200)
         State and local income tax, net of federal effect .................        1,765          1,216          2,528
         Varying tax rates of foreign affiliates ...........................         (169)           (87)          (103)
         Other .............................................................          142           (222)          (200)
                                                                                 --------       --------       --------
                                                                                    1,022            159          1,559
                                                                                 --------       --------       --------
         Recorded tax expense ..............................................     $ 26,871       $ 18,315       $ 26,821
                                                                                 --------       --------       --------
         Effective tax rate ................................................         36.4%          35.3%          37.2%
                                                                                 ========       ========       ========

----------
(1) The loss carryfoward existed at the date of acquisition. Any recognition of this benefit will be an adjustment to Goodwill.

     The net operating loss carryforwards for federal, foreign and state amounted to $20.8, $16.3 and $11.2 million, respectively. These NOL's expire on various dates through December 31, 2020.

10.  pension and nonpension postretirement benefits

     The Company has defined benefit pension plans covering certain hourly employees. Pension benefits to retired employees are based upon their length of service and a percentage of qualifying compensation during the final years of employment. The Company's funding policy, is consistent with federal funding requirements.

     The Company maintains unfunded plans, which provide medical benefits for eligible domestic retirees and their dependents. The Company accounts for these benefits in accordance with Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other than Pensions." This standard requires the cost of such benefits to be recognized during the employee's active working career.

     The following table provides information on the status of the plans at December 31:

                                                                                                                Nonpension
                                                                                                              Postretirement
                                                                             Pension Plans                     Benefit Plans
                                                                             -------------                     -------------
(In thousands)                                                            2001            2000             2001             2000
                                                                          ----            ----             ----             ----
Change in Benefit Obligation:
     Benefit obligation at beginning of year ...................       $ 18,317         $ 14,676         $ 10,217         $  9,654
     Service cost ..............................................            426              433              436              397
     Interest cost .............................................          1,268            1,090              734              682
     Plan amendments ...........................................             --            2,172(1)            --               --
     Actuarial (gain) loss .....................................            (79)             704              (22)             (66)
     Benefits paid .............................................         (2,405)            (758)            (319)            (450)
                                                                       --------         --------         --------         --------
Benefit obligation at end of year ..............................       $ 17,527         $ 18,317         $ 11,046         $ 10,217
                                                                       ========         ========         ========         ========
Change in Plan Assets:
     Fair value of plan assets at beginning of year ............       $ 18,930         $ 20,311         $     --         $     --
     Actual return on plan assets (net of expenses) ............         (1,571)            (688)              --               --
     Employer contributions ....................................             65               65              319              450
     Benefits paid .............................................         (2,405)            (758)            (319)            (450)
                                                                       --------         --------         --------         --------
Fair value of plan assets at end of year .......................       $ 15,019         $ 18,930         $     --         $     --
                                                                       ========         ========         ========         ========
Reconciliation of the Funded Status:
     Funded status .............................................       $ (2,508)        $    614         $(11,046)        $(10,217)
     Unrecognized prior service cost (benefit) .................             29              147             (619)            (950)
     Unrecognized actuarial gain ...............................            747           (2,627)          (3,073)          (3,209)
     Loss due to currency fluctuations .........................             76               52               --               --
                                                                       --------         --------         --------         --------
Net amount recognized at end of year ...........................       $ (1,656)        $ (1,814)        $(14,738)        $(14,376)
                                                                       ========         ========         ========         ========

     Amounts recognized in the statement of financial position consist of:

(In thousands)                                                            2001            2000             2001             2000
                                                                          ----            ----             ----             ----
     Prepaid benefit cost ......................................       $  1,120         $    977         $     --         $     --
     Accrued benefit liability .................................         (2,776)          (2,791)         (14,738)         (14,376)
                                                                       --------         --------         --------         --------
Net amount recognized at end of year ...........................       $ (1,656)        $ (1,814)         (14,738)        $(14,376)
                                                                       ========         ========         ========         ========

Weighted-average assumptions as of December 31:
Discount rate ..................................................           7.25%            7.25%            7.25%            7.25%
Rate of compensation increase ..................................           5.00%            5.00%              --               --
Expected return on plan assets .................................           9.25%            9.25%              --               --

     Net Pension and Net Postretirement Benefit Costs consisted of the following components:

                                                                     Pension Costs                       Postretirement Costs
                                                                     -------------                       --------------------
(In thousands)                                               2001         2000         1999         2001         2000         1999
                                                             ----         ----         ----         ----         ----         ----
Components of Net Periodic Benefit Cost:
     Service cost ....................................     $   426      $   433      $   440      $   436      $   397      $   477
     Interest cost ...................................       1,268        1,090        1,008          734          682          647
     Expected return on plan assets ..................      (1,713)      (1,843)      (1,433)          --           --           --
     Amortization of transition obligation ...........          --            3            4           --           --           --
     Amortization of prior service cost ..............          29           30           29         (105)        (105)        (105)
     Recognized actuarial (gain) or loss .............        (130)        (334)         (27)        (158)        (212)        (144)
     FAS 88 expense ..................................          --           --           --         (226)          --           --
                                                           -------      -------      -------      -------      -------      -------
      Net periodic benefit cost (income) .............     $  (120)     $  (621)(1)  $    21      $   681      $   762      $   875
                                                           =======      =======      =======      =======      =======      =======

----------

(1) The benefit obligation for the plan amendment referred to in the table on the previous page relates to the offering to Syracuse plant employees a cash balance benefit in connection with the Syracuse plant shutdown in 2000. Accordingly, the related expense of $2,172 thousand is included in Impairment and other items in the accompanying statement of income. See note 13.

     The pension plan assets primarily consist of equity mutual funds, fixed income funds and a guaranteed investment contract fund. The accumulated postretirement benefit obligation has been determined by application of the provisions of the Company's medical plans including established maximums and sharing of costs, relevant actuarial assumptions and health-care cost trend rates projected at 8.0% in 2001, and ranging to 5.0% in 2007. The Company has a maximum annual benefit based on years of service for those over 65 years of age.

          (In thousands)                                                         2001        2000
                                                                                 ----        ----
          Effect of 1% increase in health-care cost trend rates on:
          Postretirement benefit obligation .................................   $  739      $  708
          Total of service cost and interest cost component .................       93          85
          Effect of 1% decrease in health-care cost trend rates on:
          Postretirement benefit obligation .................................     (657)       (627)
          Total of service cost and interest cost component .................      (82)        (74)

     The Company also maintains a defined contribution profit-sharing plan for salaried and certain hourly employees. Contributions to the profit-sharing plan charged to earnings amounted to $3,099,000, $3,628,000 and $4,481,000 in 2001,
2000 and 1999, respectively.

     The Company also has an employee savings plan. The Company matches 50% of each employee's contribution up to a maximum of 6% of the employee's earnings. The Company's matching contributions to the savings plan were $1,675,000, $1,342,000 and $1,327,000 in 2001, 2000 and 1999, respectively.

11.  stock option plans

     The Company has options outstanding under three plans. Under the 1983 Stock Option Plan and the 1994 Incentive Stock Option Plan, the Company may grant options to key management employees. The Stock Option Plan for Directors authorizes the granting of options to non-employee directors. Options outstanding under the plans are issued at market value, vest and are exercisable on the third anniversary of the date of grant, and must be exercised within ten years of the date of grant. A total of 7,000,000 shares of the Company's common stock is authorized for issuance for the exercise of stock options.

     Stock option transactions for the three years ended December 31, 2001 were as follows:

                                                                                  Number
                                                                                    of          Weighted Avg.
                                                                                  Shares       Exercise Price
                                                                                  ------       --------------
         Outstanding at January 1, 1999...................................       5,036,410            11.52
              Grants......................................................         579,000            20.94
              Exercised...................................................         649,116            10.29
              Cancelled...................................................          83,500            12.84
                                                                               -----------      -----------
         Outstanding at December 31, 1999.................................       4,882,794            12.78
              Grants......................................................         783,850            17.23
              Exercised...................................................         701,847            10.64
              Cancelled...................................................          24,900            16.95
                                                                               -----------      -----------
         Outstanding at December 31, 2000.................................       4,939,897            13.69
              Grants......................................................         835,576            24.15
              Exercised...................................................         756,591            12.11
              Cancelled...................................................         112,825            21.98
                                                                               -----------      -----------
         Outstanding at December 31, 2001.................................       4,906,057            15.55

     At December 31, 2001, 2000 and 1999, 3,001,131 options, 2,985,147 options and 3,499,380 options were exercisable, respectively.

     The table below summarizes information relating to options outstanding and exercisable at December 31, 2001.

                                               Options Outstanding                                Options Exercisable
                                               -------------------                                -------------------
                                                    Weighted                                                     Weighted
                                                     Average           Weighted Avg.                             Average
           Exercise               Options           Exercise             Remaining             Options           Exercise
            Prices              Outstanding           Price           Contractual Life       Exercisable          Price
            ------              -----------           -----           ----------------       -----------          -----
        $7.50-$10.00               360,985               8.76               3.0                  360,985           8.76
       $10.01-$12.50             1,364,371              10.78               3.8                1,364,371          10.78
       $12.51-$15.00               976,600              13.57               4.9                  968,375          13.57
       $15.01-$17.50               842,500              16.88               6.5                  192,600          16.07
       $17.51-$25.00             1,283,950              22.51               7.6                  104,800          22.63
       $25.01-$35.00                77,651              26.42               9.2                   10,000          27.81
                               -----------         ----------               ---             ------------      ---------
                                 4,906,057         $    15.55               5.5                3,001,131      $   12.24

     The fair-value of options granted in 2001, 2000 and 1999 is $6,540,014, $5,626,000, and $4,447,000, respectively and the weighted average fair-value per share of options granted in 2001, 2000 and 1999 is $7.83, $7.18 and $7.68, respectively.

     The fair-value of options granted in 2001, 2000 and 1999 is estimated on the date the options are granted based on the Black Scholes option-pricing model with the following weighted-average assumptions:

                                                            2001              2000              1999
                                                            ----              ----              ----
      Risk-free interest rate.......................        5.1%              6.6%              6.0%
      Expected life.................................     6.5 years         6.0 years         6.0 years
      Expected volatility...........................        25.0%            38.8%             30.0%
      Dividend yield................................        1.2%              1.6%              1.2%

     The Company accounts for costs of stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," rather than the fair-value based method in Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." No compensation cost has been recognized for the Company's stock option plans. Had compensation cost been determined based on the fair values of the stock options at the date of grant in accordance with SFAS 123, the Company would have recognized additional compensation expense, net of taxes, of $2,670,000, $2,577,000 and $2,037,000 for 2001, 2000 and 1999, respectively. The
Company's pro forma net income and pro forma net income per share for 2001, 2000 and 1999 would have been as follows:

     (In thousands, except for per share data)                2001           2000            1999
                                                              ----           ----            ----
     Net Income
     As reported.....................................     $  46,984      $  33,559       $  45,357
     Pro forma.......................................        44,314         30,982          43,320
     Net Income per Share: basic
     As reported.....................................     $    1.21      $     .88       $    1.17
     Pro forma.......................................          1.14            .81            1.12
     Net Income per Share: diluted
     As reported.....................................     $    1.15      $     .84       $    1.11
     Pro forma.......................................          1.09            .78            1.06

12.  gain on the sale of mineral rights

     The Company sold most of its trona mineral leases in Wyoming for approximately $22.5 million to Solvay Minerals, Inc., resulting in a gain of approximately $11.8 million. The terms of the note recorded as part of the sale included annual payments beginning on January 5, 1999 and concluding on January 5, 2011. The Company received its initial payment of $3.0 million and assigned and sold the note for the present value of the remaining payments net of expenses for approximately $13.8 million. During 2001, as part of the Company's debt refinancing, the Company purchased the note for $11.4 million from the original assignee.

13.  impairment and other items

     During 2000, the Company recorded a pre-tax charge of $21.9 million relating to three major elements: a $14.3 million write-down of the Company's Syracuse N.Y. manufacturing facility, a $2.1 million charge for potential carrying and site clearance costs, and a $5.5 million severance charge (including $2.2 million pension plan amendment) related to both the Syracuse shutdown and the sales force reorganization. The Company also incurred depreciation and other charges of $1.8 million in 2000 and $1.4 million in 2001 relating to a plant and warehouses that were shutdown. This brings the total one-time cost to approximately $25 million. The cash portion of this one-time cost, however, was less than $5 million after tax.

     During 1999, the Company recorded a pre-tax charge of $6.6 million for impairment and certain other items relating to a planned plant shutdown which included the rationalization of both toothpaste and powder laundry detergent production.

     In 2001, the Company recorded pre-tax income of $.7 million primarily related to the sale of fixed assets located in the Syracuse plant.

     Components of the outstanding reserve balance included in accounts payable and accrued expenses consist of the following:

                                                       Reserve at     Adjustments      Reserves at
                                                     Dec. 31, 2000     Payments       Dec. 31, 2001
                                                     -------------     --------       -------------
         Severance and other charges.................  $   5,239       $ (4,477)(1)     $     762
         Fixed asset write-down and demolition.......      2,129           (943)            1,186
                                                       ---------       ---------        ---------
                                                       $   7,368       $ (5,420)        $   1.948
                                                       =========       =========        =========

     The severance charge in 2000 was for approximately 140 people and 74 people in 1999.

     As of December 31, 2001, there was no liability related to the 1999 impairment charge.

     (1) The $2.2 million pension plan amendment reserve was reclassified and is included in Deferred and Long-term Liabilities in the Company's balance sheet. (See note 10)

14.  common stock voting rights and rights agreement

     Effective February 19, 1986, the Company's Restated Certificate of Incorporation was amended to provide that every share of Company common stock is entitled to four votes per share if it has been beneficially owned continuously by the same holder (1) for a period of 48 consecutive months preceding the record date for the Stockholders' Meeting; or (2) since February 19, 1986. All other shares carry one vote. (Specific provisions for the determination of beneficial ownership and the voting of rights of the Company's common stock are contained in the Company's Notice of Annual Meeting of Stockholders and Proxy Statement-unaudited).

     On August 27, 1999, the Board of Directors adopted a Shareholder Rights Plan (the Plan) that essentially reinstates a Shareholder Rights Plan originally enacted in 1989, which had terminated. In connection with the adoption of the Plan, the Board declared a dividend of one preferred share purchase right for each outstanding share of Company Common Stock. Each right, which is not presently exerciseable, entitles the holder to purchase one one-hundredth of a share of Junior Participating Preferred Stock at an exercise price of $200.00. In the event that any person acquires 20% or more of the outstanding shares of Common Stock, each holder of a right (other than the acquiring person or group) will be entitled to receive, upon payment of the exercise price, that number of shares of Common Stock having a market value equal to two times the exercise price. In order to retain flexibility and the ability to maximize shareholder value in the event of unknown future transactions, the Board of Directors retains the power to redeem the rights for a set amount.

     The rights were issued on September 13, 1999, payable to shareholders of record at the close of business on that date. The rights will expire on September 13, 2009.

15.  commitments and contingencies

          a. Rent expense amounted to $5,048,000 in 2001, $2,794,000 in 2000 and
     $2,715,000 in 1999. The Company is obligated for minimum annual rentals under non-cancelable long-term operating leases as follows:

         (In thousands)
              2002............................................     $   30,252
              2003............................................         29,592
              2004............................................          7,643
              2005............................................          7,310
              2006............................................          7,389
              2007 and thereafter.............................         23,853
                                                                   ----------
         Total future minimum lease commitments...............     $  106,039
                                                                   ==========

          b. In December 1981, the Company formed a partnership with a supplier of raw materials which mines and processes sodium mineral deposits owned by each of the two companies in Wyoming. The partnership supplies the Company with the majority of its sodium raw material requirements. This agreement terminates upon two years' written notice by either company.

          c. The Company has a raw material purchase commitment for an animal feed additive of $6.4 million for 2002.

          d. Certain former shareholders of Carter-Wallace have brought legal action against the company that purchased the pharmaceutical business of Carter-Wallace regarding the fairness of the consideration these shareholders received. Pursuant to various indemnification agreements, Armkel could be liable for damages up to $12 million, and the Company could be liable directly to Armkel for an amount up to $2 million.

          The Company believes that the consideration offered was fair to the former Carter-Wallace shareholders, and it cannot predict with certainty the outcome of this litigation.

          e. The Company, in the ordinary course of its business, is the subject of, or party to, various pending or threatened legal actions. The Company believes that any ultimate liability arising from these actions will not have a material adverse effect on its financial position or results of operation.

16.  segments

   Segment Information

     The Company has two operating segments: Consumer Products and Specialty Products. The Consumer Products segment comprises packaged goods primarily sold to retailers. The Specialty Products segment includes chemicals sold primarily to industrial and agricultural markets.

    Measurement of Segment Results and Assets

     The accounting policies of the segments are generally the same as those described in the summary of significant accounting policies with the exception of:

          a. The Companies' portion of the Armand Products and ArmaKleen joint ventures are consolidated into the Specialty Products segment results. Accordingly, they are not accounted for by the equity method.

          b. The administrative costs of the production planning and logistics functions are included in segment SG&A expenses, but are elements of cost of goods sold in the Company's Consolidated Statement of Income.

     The Company evaluates performance based on operating profit. There are no intersegment sales.

   Factors used to Identify Segments

     The Company's segments are strategic business units with distinct differences in product application and customer base. They are managed by separate sales and marketing organizations.

                                  Unconsolidated
                                  --------------                                                    (3)
                              Consumer       Specialty      Subtotal     Affiliates   Corporate  Adjustments     Total
                              --------       ---------      --------     ----------   ---------  -----------     -----
Net Sales
2001                          $908,067       $196,010     $1,104,077     $(23,213)         --         --     $1,080,864
2000                           634,119        186,637        820,756      (25,031)         --         --        795,725
1999                           586,944        179,719        766,663      (26,482)         --         --        740,181

Gross Profit
2001                           358,679         58,212        416,891       (6,933)         --     (9,305)       400,653
2000                           302,555         55,907        358,462       (7,807)         --     (5,251)       345,404
1999                           285,036         57,346        342,382      (10,175)         --     (6,512)       325,695

Advertising, Consumer and Trade Promotion Expenses
2001                           193,109          3,098        196,207         (247)         --         --        195,960
2000                           175,829          3,108        178,937         (323)         --         --        178,614
1999                           173,856          2,647        176,503         (380)         --         --        176,123

Selling, General and Administrative Expenses
2001                            95,054         29,429        124,483       (3,346)         --     (9,305)       111,832
2000                            73,974         28,181        102,155       (4,186)         --     (5,251)        92,718
1999                            69,628         27,311         96,939       (3,380)         --     (6,512)        87,047

Operating Profit
2001                            70,517         26,118         96,635       (3,774)         --        660         93,521
2000                            52,753         24,252         77,005       (2,933)         --    (21,911)        52,161
1999                            41,554         27,254         68,808       (6,283)         --      5,155         67,680

Identifiable Assets(1) (2)
2001                           720,066        142,565        862,631           --      86,454         --        949,085
2000                           282,678        143,112        425,790           --      29,842         --        455,632
1999                           309,366        139,831        449,197           --      27,109         --        476,306

Capital Expenditures
2001                            21,955         12,131         34,086           --          --         --         34,086
2000                            13,744          8,081         21,825           --          --         --         21,825
1999                            23,526          9,586         33,112           --          --         --         33,112

Depreciation, Depletion and Amortization(4)
2001                            19,757          6,768         26,525           --       1,318         --         27,843
2000                            16,371          7,083         23,454           --          --         --         23,454
1999                            12,988          6,268         19,256           --          --         --         19,256

----------
(1) The Specialty Products segment's identifiable assets include equity of investments in affiliates in the amounts of $16,880,000, $19,416,000 and $20,177,000 for 2001, 2000 and 1999, respectively. The Consumer Products segment's identifiable assets include equity of investment in affiliate of $98,241,000 in 2001.

(2) Corporate assets include excess cash, investments, notes receivable, deferred financing costs and deferred income taxes not used for segment operating needs.

(3) Adjustments reflect reclassification of production planning and logistics administrative costs between gross profit and SG&A expenses, in 1999 the gain on sale of mineral reserves and the impairment and other items charges, and in 2000 and 2001 the Syracuse shutdown and other charges.

(4) Corporate depreciation, depletion and amortization relate to amortization of deferred financing costs.

     Product line net sales data is as follows:

                 Laundry and   Oral and   Deodorizing
                  Household    Personal       and        Specialty       Animal     Specialty  Unconsolidated
                  Cleaners       Care       Cleaners     Chemicals     Nutrition     Cleaners    Affiliates       Total
                  --------       ----       --------     ---------     ---------     --------    ----------       -----
     2001         $458,010     $170,778     $279,279      $111,539       $76,081      $8,390     $(23,213)     $1,080,864
     2000          229,507      155,782      248,830       110,671        67,880       8,086      (25,031)        795,725
     1999          223,104      159,782      204,058       105,499        64,423       9,797      (26,482)        740,181

Geographic Information

     Approximately 90% of net sales in 2001, 88% in 2000 and 89% in 1999 were to customers in the United States, and approximately 92% of long-lived assets in 2001, 88% in 2000 and 89% in 1999 were located in the U.S.

Customers

     A group of three Consumer Products customers accounted for approximately 20% of consolidated net sales in 2001, including a single customer which accounted for approximately 13%. A group of three customers accounted for approximately 21% of consolidated net sales in 2000 including a single customer which accounted for approximately 13%. This group accounted for 20% in 1999.

17.  unaudited quarterly financial information

     The unaudited quarterly results of operations are prepared in conformity with generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the results of operations for the periods presented. Adjustments are of a normal, recurring nature, except as discussed in Notes 12 and 13.

                                                        First        Second         Third         Fourth           Full
(in thousands, except for per share data)              Quarter       Quarter       Quarter        Quarter          Year
                                                       -------       -------       -------        -------          ----
2001
Net sales .......................................     $ 256,527     $ 257,095     $ 270,627      $ 296,615      $1,080,864
Gross profit ....................................        94,098        96,999       104,103        105,453         400,653
Income from operations ..........................        20,952        22,505        25,835         24,229          93,521
Equity in earnings (loss) of affiliates .........         1,032         1,151           886         (9,264)         (6,195)
Net income ......................................        12,147        13,478        15,246          6,113          46,984
Net income per share--basic .....................     $     .32     $     .35     $     .39      $     .16      $     1.21
Net income per share--diluted ...................     $     .30     $     .33     $     .37      $     .15      $     1.15

2000
Net sales .......................................     $ 193,939     $ 202,415     $ 202,451      $ 196,920      $  795,725
Gross profit ....................................        84,477        89,842        90,144         80,941         345,404
Income (loss) from operations ...................        18,664        19,341        (1,694)        15,850          52,161
Equity in earnings of affiliates ................           854           324           855            978           3,011
Net income (loss) ...............................        11,732        12,375        (1,236)        10,688          33,559
Net income (loss) per share--basic ..............     $     .30     $     .32     $    (.03)     $     .28      $      .88
Net income (loss) per share--diluted ............     $     .29     $     .31     $    (.03)     $     .27      $      .84

1999
Net sales .......................................     $ 177,116     $ 189,029     $ 188,521      $ 185,515      $  740,181
Gross profit ....................................        77,118        83,912        84,974         79,691         325,695
Income from operations ..........................        17,974        14,976        17,563         17,167          67,680
Equity in earnings of affiliates ................         2,020         1,929         1,372          1,045           6,366
Net income ......................................        12,365        10,456        11,379         11,157          45,357
Net income per share--basic .....................     $     .32     $     .27     $     .29      $     .29      $     1.17
Net income per share--diluted ...................     $     .30     $     .26     $     .28      $     .27      $     1.11

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Church & Dwight Co., Inc.
Princeton, New Jersey

     We have audited the accompanying consolidated balance sheets of Church & Dwight Co., Inc., and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Parsippany, New Jersey
March 11, 2002

                   CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
                          ELEVEN-YEAR FINANCIAL REVIEW

                  (Dollars in millions, except per share data)

                             2001      2000     1999     1998     1997     1996     1995     1994     1993     1992     1991
                             ----      ----     ----     ----     ----     ----     ----     ----     ----     ----     ----
Operating Results
Net sales:
Consumer Products .......  $ 908.1    634.1    586.9    560.2    459.0    417.6    380.6    393.0    410.4    409.3    386.1
Specialty Products ......    172.8    161.6    153.3    132.5    124.6    119.0    114.4    106.4    104.9     94.7     87.1
Total ...................  1,080.9    795.7    740.2    692.7    583.6    536.6    495.0    499.4    515.3    504.0    473.2
Marketing ...............  $ 196.0    178.6    176.1    182.2    148.3    136.3    120.0    131.3    126.3    123.0     94.9
Research &
  development ...........  $  21.8     19.4     17.9     16.4     15.8     17.8     18.5     20.6     21.2     17.8     13.4
Income from operations ..  $  93.5     52.2     67.7     42.5     30.6     27.3      8.4      1.5     35.6     37.7     34.0
% of sales ..............      8.7%     6.6%     9.1%     6.1%     5.2%     5.1%     1.7%      .3%     6.9%     7.5%     7.2%
Net income ..............  $  47.0     33.6     45.4     30.3     24.5     21.2     10.2      6.1     26.3     29.5     26.5
Net income per
  share--basic ..........  $  1.21      .88     1.17      .78      .63      .55      .26      .16      .65      .73      .65
Net income per
  share--diluted ........  $  1.15      .84     1.11      .76      .61      .54      .26      .16      .64      .71      .65
Financial Position
Total assets ............  $ 949.1    455.6    476.3    391.4    351.0    308.0    293.2    294.5    281.7    261.0    244.3
Total debt ..............    418.1     34.0     84.4     48.8     39.5      7.5     12.5     32.5      9.6      7.7      7.8
Stockholders' equity ....    282.3    234.7    226.7    194.8    179.3    165.3    153.7    153.9    169.4    159.1    139.2
Total debt as a % of
  total capitalization ..       60%      13%      27%      20%      18%       4%       8%      17%       5%       5%       5%
Other Data
Average common shares
  outstanding-basic
  (In thousands) ........   38,879   38,321   38,792   38,734   38,922   39,068   39,134   39,412   40,446   40,676   39,662
Return on average
  stockholders' equity ..     18.2%    14.5%    21.5%    16.2%    14.2%    13.3%     6.6%     3.8%    16.0%    19.8%    20.5%
Return on average
  capital ...............     11.2%    12.7%    17.0%    13.8%    12.8%    12.7%     6.2%     3.6%    15.3%    19.0%    18.5%
Cash dividends paid .....  $  11.3     10.7     10.1      9.3      9.0      8.6      8.6      8.7      8.5      7.7      6.7
Cash dividends paid
  per common share ......  $   .29      .28      .26      .24      .23      .22      .22      .22      .21      .19      .17
Stockholders' equity per
  common share ..........  $  7.26     6.12     5.84     5.05     4.62     4.25     3.94     3.94     4.22     3.91     3.43
Additions to property,
  plant and equipment ...  $  34.1     21.8     33.1     27.1      9.9      7.1     19.7     28.4     28.8     12.5     19.3
Depreciation and
  amortization ..........  $  27.8     23.5     19.3     16.5     14.2     13.6     13.1     11.7     10.6      9.8      9.5
Employees at year-end ...    2,099    1,439    1,324    1,127    1,137      937      941    1,028    1,096    1,092    1,081
Statistics per employee:*
(In thousands)
  Sales .................  $   568      650      643      615      513      573      526      486      470      462      438

----------
*2001, 2000 and 1999 results reflect sales for U.S. operations only.